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                                                                    EXHIBIT 99.3

                                     [LOGO]

                     RIGHTS OFFERING OF 1,500,000 SHARES OF
                         COMMON STOCK AT $1.25 PER SHARE

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      THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                                 ,            , 2000, UNLESS WE EXTEND IT.
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Dear Shareholders:

         Enclosed are the prospectus and other materials relating to a rights offering by Paper Warehouse, Inc. Please carefully review the prospectus and other materials, which describe how you can participate in the rights offering. You will be able to exercise your rights to purchase additional shares of our common stock only during a limited period of time. You will find answers to some frequently asked questions about the rights offering beginning on page 1 of the enclosed prospectus. You should also refer to the detailed "Rights Subscription Certificate" Instructions for Use of Paper Warehouse, Inc. Rights Certificate," included with this letter. The exercise of your rights will be irrevocable.

                   SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

          - You have been granted 0.323 non-transferable rights for each share of our common stock you owned on September 15, 2000. No fractional rights were granted. If a fractional right was calculated for you as a result of the ratio described above, the number of rights granted to you has been rounded down to the nearest whole right. For example, if you own 100 shares of common stock, you will receive 32 rights.

          - You may purchase one share of common stock for each whole right you have been granted at the subscription price of $1.25 per share.

          -    The rights offering expires at 5:00 p.m., New York City time, on
                          , 2000, unless we extend it. If you do not exercise
               your rights before that time, they will expire and will have no monetary value.

          - To exercise your rights, a properly completed and executed rights certificate (or notice of guaranteed delivery) and payment in full for all of the rights exercised must be delivered to Wells Fargo Bank Minnesota, N.A. as indicated in the prospectus prior to 5:00 p.m., New York City time, on the expiration date of the offering.

         If your shares are held in your name, a rights certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the rights offering. If you do not exercise your rights, your ownership in Paper Warehouse may be diluted. Please read the accompanying prospectus for a discussion of the rights offering, our company and the other risk factors involved in exercising the rights and investing in our common stock.


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         If you have any questions concerning the rights offering, please feel free to contact our Chief Financial Officer, Cheryl W. Newell, at (952) 936-1000. Additional copies of the enclosed materials may be obtained from Wells Fargo Bank Minnesota, N.A. Its toll-free telephone number is (800) 380-1372.

                                          PAPER WAREHOUSE, INC.



                                          Yale T. Dolginow
                                          President and Chief Executive Officer